SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated August 28, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X    Form 40-F
                                     ---             ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                  Yes      No X
                                     ---     ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                  Yes      No X
                                     ---     ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                  Yes      No X
                                     ---     ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

In compliance with a French law requiring that a company report updated information regarding its total number of voting rights if such number varies from numbers previously reported by a certain percentage as determined by the French state, Dassault Systemes has published updated information relating to its current outstanding number of shares and voting rights after meeting the conditions of this statute on July 17, 2003. The share capital of Dassault Systemes now consists of 113,199,682 shares, representing 138,385,245 voting rights.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         DASSAULT SYSTEMES S.A.


         Date: August 28, 2003           By:      /s/ Thibault de Tersant
                                                  -----------------------
                                         Name:    Thibault de Tersant
                                         Title:   Executive Vice President,
                                                  Finance and Administration



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